UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 25)*

Hershey Foods Corporation
(Name of Issuer)

Common Stock, one dollar ($1.00) par value
(Title of Class of Securities)

427866 10 8
(CUSIP Number)

11/12/03
(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	/  / Rule 13d-1(b)
	/  / Rule 13d-1(c)
	/  / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not
Required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 427866 10 8

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Hershey Trust Company
      FIN 23-0692150

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)  /  /
   (b)  /  /

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania

 NUMBER OF         5. SOLE VOTING POWER
 SHARES                 12,720,806 Common Stock plus
 BENEFICIALLY           30,306,006 shares of Class B Common
 OWNED BY               Stock ($1.00 par value) convertible share
 EACH                   for share into Common Stock for a total of
 REPORTING              43,026,812
 PERSON WITH:      6. SHARED VOTING POWER
                        None
                   7. SOLE DISPOSITIVE POWER
                        444,135
                   8. SHARED DISPOSITIVE POWER
                        12,276,671 Common Stock plus
                        30,306,006 shares of Class B Common
                        Stock ($1.00 par value) convertible share
                        for share into Common Stock for a total of
                        42,582,677

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,720,806 Common Stock plus
      30,306,006 shares Class B Common Stock ($1.00 par value)
      convertible share for share into Common Stock for a total of
      43,026,812







10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      12.8% (12,720,806 of 99,107,637 outstanding)
      33.2% (43,026,812 of 129,529,733 outstanding pursuant to Rule
                13d-3(d)(1))


12. TYPE OF REPORTING PERSON (See Instructions)
      CO

























Item 1(a) NAME OF ISSUER:
            Hershey Foods Corporation

      (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            P.O. Box 810, Hershey, Pennsylvania 17033

Item 2(a) NAME OF PERSON FILING:
            Hershey Trust Company

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
          RESIDENCE:
            100 Mansion Road East, P.O. Box 445, Hershey,
              Pennsylvania 17033

      (c) CITIZENSHIP:
            Pennsylvania Trust Company

      (d) TITLE OF CLASS OF SECURITIES:
            Common Stock, one dollar ($1.00) par value

      (e) CUSIP NUMBER:
            427866 10 8

Item 3.
Not applicable. The original statement was filed pursuant to Rule 13d-1(c).

Item 4.   OWNERSHIP:
          The following information is provided as of December 31, 2003:

(a)	AMOUNT BENEFICIALLY OWNED:
        12,720,806 plus
        30,306,006 shares of Class B common Stock ($1.00 par value) convertible share for share into Common
        Stock for a total of 43,026,812

(b)	PERCENT OF CLASS:
        12.8% (12,720,806 of 99,107,637 outstanding);
        33.2% (43,026,812 of 129,529,733 outstanding
        pursuant to Rule 13d-3(d)(1))

      (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
              (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                 12,720,806 plus
                 30,306,006 shares of Class Common Stock
                 ($1.00 par value) convertible share for share into Common stock for a total of 43,026,812

              (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                     none

  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
        OF:
          444,135

(iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
      OF:
           12,276,671 plus
           30,306,006 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 42,582,677

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the follow / /.
            Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.
            Of the 43,026,812 shares (12,720,806 common shares and 30,306,006 Class B shares) listed in response to Item 4(a),
     		Hershey Trust Company holds 42,809,812 shares
     		(12,503,806 common shares and 30,306,006 Class B shares) in
            its capacity as institutional fiduciary for 76 estates and trusts, including 42,582,677 shares (12,276,671 common shares and 30,306,006 Class B shares) held as trustee for Milton Hershey School. All outstanding shares of Hershey Trust Company are owned by Hershey Trust Company, Trustee in Trust for Milton Hershey School. As of December 31, 2003, ten of the eleven members of the Board of Directors of Hershey Trust Company were members of the Board of Managers of Milton
            Hershey School, which is the governing body of Milton Hershey
            School.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP
            Not applicable.

Item 10.  CERTIFICATION
BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 29, 2004


                                        /s/ Robert C. Vowler

                                   Robert C. Vowler, President & CEO
					     HERSHEY TRUST COMPANY